Mail Stop 3561

November 17, 2009

Via Fax & U.S. Mail

Mr. Nicholas C. Conrad
Vice President Finance and Treasurer
480 W. Dussel Drive
Maumee, Ohio 43537

> **Re:** **The Andersons, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed February 27, 2009**
> **File No. 000-20557**

Dear Mr. Conrad:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 31, 2008

General

1. Please tell us why you have not checked the box indicating that disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not included.

Note 3. Equity Method Investments and Related Party Transactions

2. We note from your disclosure in Note 3 that based on the amount of loss recognized from the Company's equity method investment in The Andersons Marathon Ethanol LLC ("TAME") for the year ended December 31, 2008, it appears that TAME may be considered a significant equity method investment under Rule 3-09 of Regulation S-X and financial statements of the entity would be required to be filed. Please revise to file the appropriate financial statements required under Rule 3-09 of Regulation SX or alternatively tell us why you do not believe you are required to do so.

Form 10-Q for the quarter ended June 30, 2009

Management's Discussion and Analysis

3. We note from your disclosure on page 21 of your MD&A section that overall railroad traffic is down 20% in the first six months of 2009 compared to the same period in 2008 and the current economic situation has caused a significant decrease in demand as the Company has had to store many of its cars. In light of this disclosure, please explain to us if you have performed an impairment analysis on your owned railroad cars subsequent to December 31, 2008. If you have not, please explain to us why you believe an impairment analysis is not required.

Definitive Proxy Statement on Schedule 14A

Director Compensation, page 35

4. In future filings, please disclose all assumptions made in the valuation of awards in the stock awards column of the table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in Management's Discussion and Analysis. See Instruction to Regulation S-K Item 402(k), which refers to Instruction 1 to Item 402(c)(2)(v) and (vi).

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Susan Block at (202) 551-3210 if you have any questions on legal matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

VIA FACSIMILE
(419) 891-6670